SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities
and Similar Investment in the Custody
of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------
1. Investment Company Act File Number:             Date examination completed
       811-09599                                   March 31, 2009
----------------------------------------------------------------------------
2. State identification Number:
   -------------------------------------------------------------------------
     AL   AK   AZ   AR   CA   CO
   -------------------------------------------------------------------------
     CT   DE   DC   FL   GA   HI
   -------------------------------------------------------------------------
     ID   IL   IN   IA   KS   KY
   -------------------------------------------------------------------------
     LA   ME   MD   MA   None   MI    MN
   -------------------------------------------------------------------------
     MS   MO   MT   NE   NV   NH
   -------------------------------------------------------------------------
     NJ   NM   NY   NC   ND   OH
   -------------------------------------------------------------------------
     OK   OR   PA   RI   SC   SD
   -------------------------------------------------------------------------
     TN   TX   UT   VT   VA   WA
   -------------------------------------------------------------------------
     WV  WI    WY   PUERTO RICO
   -------------------------------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------
3. Exact name of investment company as specified in representation statement:
   State Street Master Funds
----------------------------------------------------------------------------
4. Address of principal executive office
(number, street, city, state, zip code):
P.O. Box 5049, Boston, MA  02206
----------------------------------------------------------------------------
Report of Independent Registered Public Accounting Firm


To the Board of Trustees of State Street Master Funds

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that State Street Master Funds
(the Trust) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2009. Management is responsible for the Trusts compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Trusts compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trusts compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2009 and with respect to agreement of security purchases and sales, for the period from December 31, 2008 (the date of our last examination), through March 31, 2009:


	 Confirmation of all securities held by the Depository Trust
	  Company, Federal Reserve Bank and International Depositories in book entry form, at an omnibus level for the Custodian;
	 Reconciliation of all securities between the books and records
	  of the Trust and the Custodian, on a fund level;
	 Review of the reconciliation procedures performed by the Custodian at an omnibus level between Depository Trust Company, Federal Reserve Bank and International Depositories and the books and records of the Custodian;
	 Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with State Street Bank
	  & Trust Co. records; and
	 Agreement of a sample of security purchases and security sales of maturities since our last report from the books and records of the Trust to broker confirmations, or subsequent cash activity, where replies from brokers were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trusts compliance with specified requirements.

In our opinion, managements assertion that State Street Master Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2009, with respect to securities and similar investments reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of State Street Master Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/Ernst & Young LLP


Boston, Massachusetts
November 9, 2009

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940



November 9, 2009

We, as members of management of State Street Master Funds (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trusts compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2009, and from December 31, 2008 through March 31, 2009.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2009, and from December 31, 2008 through March 31, 2009, with respect to securities reflected in the investment account of the Trust.



State Street Master Funds

By:

/s/ Gary French

Treasurer